As filed with the Securities and Exchange Commission on December 18, 1998
                                                          Registration No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.   EXACT NAME OF TRUST:

     Equity Securities Trust, Series 21, High Yield Symphony Series

B.   NAME OF DEPOSITOR:

     Reich & Tang Distributors, Inc.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

     Reich & Tang Distributors, Inc.
     600 Fifth Avenue
     New York, New York 10020

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                   COPY OF COMMENTS TO:
     PETER J. DEMARCO                              MICHAEL R. ROSELLA, Esq.
     Reich & Tang Distributors, Inc.               Battle Fowler LLP
     600 Fifth Avenue                              75 East 55th Street
     New York, New York 10020                      New York, New York 10022
                                                   (212) 856-6858

E.   TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

     An indefinite number of Units of Equity Securities Trust, Series 21, High Yield Symphony Series is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

     Indefinite

G.   AMOUNT OF FILING FEE:

     No Filing Fee Required

H.   APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================


789557.1

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED DECEMBER 18, 1998
--------------------------------------------------------------------------------

                                   INSERT LOGO

--------------------------------------------------------------------------------

                             EQUITY SECURITIES TRUST
                                    SERIES 21
                           HIGH YIELD SYMPHONY SERIES

The Trust is a unit investment trust designated Equity Securities Trust, Series 21, High Yield Symphony Series. The Sponsor is Reich & Tang Distributors, Inc. The Trust consists of a fixed, diversified portfolio of publicly traded common stock of closed-end investment companies, whose portfolios consist primarily of high-yielding corporate bonds, debentures and notes. These high yield funds and their weightings in the Trust portfolio will be selected based upon the recommendations of the portfolio consultants. The Trust seeks to provide high current income. Capital appreciation is a secondary objective of the Trust. The Sponsor cannot assure that the Trust will achieve these objectives. The minimum purchase is 100 Units.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including summary material relating to the Trust, the Portfolio and the Statement of Financial Condition of the Trust. Part B contains more detailed general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.

================================================================================


================================================================================

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                         PROSPECTUS DATED JANUARY , 1999







764183.2

SUMMARY OF ESSENTIAL INFORMATION AS OF             , 1999:*

INITIAL DATE OF DEPOSIT:                                       MINIMUM VALUE OF TRUST: The Trust may be
                , 1999                                            terminated if the value of the Trust is less than 40% of
AGGREGATE VALUE OF                                                the aggregate value of the Securities at the completion
   SECURITIES..................................  $                of the Deposit Period.
NUMBER OF UNITS................................  $             MANDATORY TERMINATION DATE: The earlier of
FRACTIONAL UNDIVIDED INTEREST IN                                           , 2006 or the disposition of the last Security in
   TRUST.......................................  1/               the Trust.
PUBLIC OFFERING PRICE PER 100 UNITS                            CUSIP NUMBERS: Cash:
   Aggregate Value of Securities in                                                       Reinvestment:
      Trust....................................  $             TRUSTEE: The Chase Manhattan Bank
   Divided By        _ Units (times 100).......  $             TRUSTEE'S FEE: $.   per 100 Units outstanding
   Plus Sales Charge of 4.50% of Public                        OTHER FEES AND EXPENSES: $   per 100 Units
      Offering Price...........................  $                outstanding
   Plus Estimated Organization Costs**.........  $________     SPONSOR: Reich & Tang Distributors, Inc.
   Public Offering Price+......................  $1,000.00     SPONSOR'S SUPERVISORY FEE: Maximum of $.25
SPONSOR'S REPURCHASE PRICE AND                                    per 100 Units outstanding (see "Trust Expenses and
   REDEMPTION PRICE PER                                           Charges" in Part B).
   100 UNITS++.................................  $________     PORTFOLIO CONSULTANTS:
EVALUATION TIME: 4:00 p.m. New York Time.                         Thomas J. Herzfeld Advisors
MINIMUM INCOME OR PRINCIPAL                                       Riccardi Group LLC
   DISTRIBUTION:  $1.00 per 100 Units                          EXPECTED SETTLEMENT DATE***:         , 1998
PERCENTAGE OF FOREIGN SECURITIES AND                           RECORD DATES: Fifteenth day of each month
   AMERICAN DEPOSITORY RECEIPTS AND/OR                         DISTRIBUTION DATES: Last business day of each
   SHARES:  %                                                     month
   ------------------

     * The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of securities with the Trustee made.

    **      This amount per 100 Units will be invested in Securities during, and sold at the end of, the initial offering period, to reimburse the Sponsor for the payment of all or a portion of the estimated costs incurred in organizing the Trust. See"Risk Considerations" for a discussion of the impact of a decrease in value of the Securities purchased with the Public Offering Price proceeds intended to be used to reimburse the Sponsor.

   ***      The business day on which contracts to purchase securities in the
Trust are expected to settle.

     +      On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

    ++      As of the close of the initial offering period, the Sponsor's
Repurchase Price and Redemption Price per 100 Units for the Trust will be reduced to reflect the payment of the organization costs to the Sponsor.



                                       A-2
764183.2

OBJECTIVES. The Trust seeks to provide investors with high current income. Capital appreciation is a secondary objective of the Trust. There is no guarantee that the objectives of the Trust will be achieved.

PORTFOLIO SELECTION. The Trust seeks to achieve its objectives by investing in a portfolio of the common stock of closed-end investment companies, the portfolios of which consist primarily of high-yielding corporate bonds, debentures and notes. As used herein, the term "Securities" means the common stocks of the high yield funds initially deposited in the Trust and contracts and funds for the purchase of such high yield funds, and any additional securities acquired and held by the Trust pursuant to the provisions of the Indenture.

DESCRIPTION OF PORTFOLIO. The Portfolio contains        issues of common
stock of which % are of domestic issuers. 100% of the issues are represented by
the Sponsor's contracts to purchase.    % of the Portfolio is listed on the New
York Stock Exchange.

RISK CONSIDERATIONS. Unitholders can lose money by investing in this Trust. The value of the units, the Securities and the bonds held by the high yield funds included in the portfolio can each decline in value. An investment in Units of the Trust should be made with an understanding of the following risks:

     .    The high yield funds which comprise the Securities invest primarily in high-yielding corporate debt instruments generally rated in the lower rating categories of Moody's Investors Service, Inc. and Standard & Poor's Ratings Group, or in non-rated income securities which the Portfolio Consultant determines to be of comparable value. While these lower rated securities offer a higher return potential than higher rated securities, they also involve greater price volatility and greater risk of loss of income and principal.

     .     The high yield funds will receive early returns of principal when bonds are called or sold before they mature. The funds may not be able to reinvest the money they receive at as high a yield or as long a maturity.

     .     Unitholders will bear both Trust expenses and a pro rata share of each high yield fund's expenses.

     .     The Securities are shares of closed-end funds which frequently trade at a discount from their net asset value in the secondary market. The amount of such discount is subject to change from time to time in response to various factors.

     .     Since the portfolio of the Trust is fixed and "not managed", in general the Sponsor can only sell securities at the Trust's termination or in order to meet redemptions. As a result, the price at which each security is sold may not be the highest price it attained during the life of the Trust.

     .     When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional units, an increase in the price of a particular security between the time of deposit and the time that securities are purchased will cause the units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trust.

     .     A decline in the value of the Securities during the initial offering period may require additional Securities to be sold in order to reimburse the Sponsor for organization costs. This would result in a decline in value of the Units.


                                       A-3
764183.2

PUBLIC OFFERING PRICE. The Public Offering Price per 100 units of the Trust is calculated by:

     . dividing the aggregate value of the underlying securities and cash held in the Trust by the number of units outstanding;

     .     adding a sales charge of 4.50% (4.712% of the net amount invested);
           and

     .     multiplying the result by 100.

In addition, during the initial offering period, an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the estimated organization costs of the Trust will be added to the Public Offering Price per 100 units. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. During the initial offering period, orders involving at least $100,000 will be entitled to a volume discount from the Public Offering Price. The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investors purchase price will be computed as of the date the units are purchased.

ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to unitholders per 100 units (based on the most recent quarterly or semi-annual
ordinary dividend distributed with respect to the Securities) as of          ,
1998 was $        . This estimate will vary with changes in the Trust's fees and expenses, actual dividends received, and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future.

DISTRIBUTIONS. The Trust will distribute dividends received, less expenses,
every month. The first dividend distribution will be made on          , 1998 to
all Unitholders of record on         15, 1998 and thereafter distributions
will be made on the last business day of every month. The final distribution will be made within a reasonable period of time after the Trust terminates.

MARKET FOR UNITS. Unitholders may sell their units to the Sponsor or the Trustee any time, without fee or penalty. However, the Sponsor intends to repurchase units from unitholders throughout the life of the Trust at prices based upon the market value of the underlying Securities. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained a Unitholder will be able to redeem his Units with the Trustee at the same price. The existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. The Trust will terminate in approximately seven years. At that time investors may choose one of the following three options with respect to their terminating distribution:

      .   receive the distribution in-kind if they own at least 2,500 Units;
      . receive cash upon the liquidation of their pro rata share of the Securities; or
      . reinvest in a subsequent series of the Equity Securities Trust (if one is offered) at a reduced sales charge.


                                       A-4
764183.2

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust) into additional units of the Trust without a sales charge. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

UNDERWRITING. The names and addresses of the Underwriters of the units of the Trust are as follows:

         Name                                    Address
         ----                                    -------

Reich & Tang Distributors, Inc........600 Fifth Avenue, New York, New York 10020


                                       A-5
764183.2

                             EQUITY SECURITIES TRUST
                                    SERIES 21
                           HIGH YIELD SYMPHONY SERIES

       STATEMENT OF FINANCIAL CONDITION AS OF OPENING OF BUSINESS, , 1999

                                     ASSETS

Investment in Securities--Sponsor's Contracts to Purchase
      Underlying Securities Backed by Letter of Credit (cost $      )(Note 1)...........    $
                                                                                            --------------------

Total...................................................................................    $
                                                                                            ====================


                     LIABILITIES AND INTEREST OF UNITHOLDERS

Reimbursement to Sponsor for Organization Costs (Note 2)................................    $
Interest of Unitholders - Units of Fractional
      Undivided Interest Outstanding (Units)............................................
      Less:  Reimbursement to Sponsor for Organization Costs (Note 2)...................
Total...................................................................................    $
                                                                                            --------------------
Net Asset Value per Unit................................................................    $
                                                                                            ====================

_________________________
Notes to Statement:
     (1) The Trust is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The Trust, sponsored by Reich & Tang Distributors, Inc. (the "Sponsor"), seeks to provide high current income. Capital appreciation is a secondary objective of
the Trust. On          , 1999 (the "Date of Deposit"), Portfolio deposits were
received by The Chase Manhattan Bank, the Trust's Trustee, in the form of
executed securities transactions, in exchange for     units of the Trust. An
irrevocable letter of credit issued by the           in an amount of $
has been deposited with the Trustee for the benefit of the Trust to cover the purchases of such Securities as well as any outstanding purchases of previously-sponsored unit investment trusts of the Sponsor. Aggregate cost to the Trust of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m.
on          , 1999. The Trust will terminate on           , 2006, or earlier
under certain circumstances as further described in the Prospectus.

     (2) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trust. These costs have been estimated at $.   per 100 Units. A payment
will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

       The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

                                       A-6
764183.2

                             EQUITY SECURITIES TRUST
                                    SERIES 21
                           HIGH YIELD SYMPHONY SERIES

                                    PORTFOLIO

                        AS OF OPENING OF BUSINESS, , 1999


                                                                      Market Value of
                                                                        Stocks as a
  Portfolio     Number of                               Ticker           Percentage       Market Value Per    Cost of Securities
     No.         Shares     Name of Issuer (1)          Symbol        of the Trust(2)           Share          to the Trust(3)
  ---------     ---------   ------------------          ------        ---------------     ----------------    ------------------












                                                                      _______________                         ________________
                                                                      _______________%                        $_______________


                             FOOTNOTES TO PORTFOLIO
(1)    Contracts to purchase the Securities were entered into on         , 1999.
       All such contracts are expected to be settled on or about the First
       Settlement Date of the Trust which is expected to be           , 1999.
(2)    Based on the cost of the Securities to the Trust.
(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date
       of Deposit. The Sponsor's Purchase Price is $         . The Sponsor's
       loss on the Initial Date of Deposit is $          .

                                       A-7
764183.2

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustee and Unitholders,
              Equity Securities Trust, Series 21, High Yield Symphony Series

       In our opinion, the accompanying Statement of Financial Condition, including the Portfolio, presents fairly, in all material respects, the financial position of Equity Securities Trust, Series 21, High Yield Symphony Series (the "Trust") at opening of business, , 1999, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Trust's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of the contracts for the securities at opening of business, , 1999, by correspondence with the Sponsor, provides a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Boston, MA
           , 1999


                                       A-8
764183.2

--------------------------------------------------------------------------------

                                  [INSERT LOGO]

--------------------------------------------------------------------------------


                             EQUITY SECURITIES TRUST
                                    SERIES 21
                           HIGH YIELD SYMPHONY SERIES


                                PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                    THE TRUST

       ORGANIZATION. Equity Securities Trust, Series 21, High Yield Symphony Series is of a "unit investment trust". The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, between Reich & Tang Distributors, Inc., as Sponsor, and The Chase Manhattan Bank, as Trustee.

       On the Initial Date of Deposit, the Sponsor deposited securities, with the Trustee including common stock and funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trust evidence of the Sponsor's ownership of all Units of the Trust. The Sponsor has a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See "The Trust--Substitution of Securities." The Sponsor may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration Portfolio--Supervision."

       As of the Initial Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities and cash of the Trust in the ratio of one hundred Units for the indicated amount of the aggregate market value of the Securities initially deposited in the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.


                                       B-1
764183.2

       DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. During the 90 days subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsor may deposit additional Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, unavailability of Securities [or the fact that the Trust is prohibited from acquiring more than 3% of the outstanding voting stock of any High Yield Fund]. The composition of the Trust portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in the Trust portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" below).

       OBJECTIVES. The primary objective of the Trust is to seek to provide high current income. Capital appreciation is a secondary objective of the Trust. The Trust seeks to achieve its objectives by investing in a portfolio of the common stock of closed-end investment companies, the portfolios of which have at least ___% of their assets in high-yielding corporate bonds, debentures and notes. In addition, up to ___% of the investment companies' portfolios may be invested in common stock or other equity related securities, including convertible securities, preferred stock, warrants and rights funds (see "The Trust--The Securities" below). As used herein, the term "Securities" means the stocks initially deposited in the Trust and described in "Portfolio" in Part A and any additional stocks acquired and held by the Trust pursuant to the provisions of the Indenture. All of the Securities in the Trust are listed on the New York Stock Exchange, the American Stock Exchange or the National Association of Securities Dealers Automated Quotations ("NASDAQ") National Quotation Market System.

       The Trust will terminate in approximately seven years, at which time investors may choose to either receive the distributions in kind (if they own at least 2,500 Units), in cash or reinvest in a subsequent series of Equity Securities Trust (if offered) at a reduced sales charge. Since the Sponsor may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers (including non-U.S. issuers) and the prices of [equity] securities in general and the Securities in particular. Therefore, there is no guarantee that the objectives of the Trust will be achieved.

       THE SECURITIES. Each of the Securities in the Portfolio of the Trust is a closed-end mutual fund (the "High Yield Funds") that invests primarily in high-yielding corporate bonds, debentures and notes. Each High Yield Fund is analyzed by the Portfolio Consultants based on the underlying characteristics of its individual holdings. Diligent research is vital to the success of any mutual fund. Careful attention has been paid to the individual investments that each High Yield Fund has under management in order to reduce the Trust's exposure to early bond calls and under-performing securities that would have the effect of diluting the Trust's current income. Each security within a potential fund purchase is evaluated by the Portfolio Consultants for its credit quality and call risk probability. In addition, all potential


                                       B-2
764183.2
investments are evaluated based upon the experience of each funds' portfolio manager in various economic and interest rate cycles.

       Out of the universe of national closed-end mutual funds, the selection
process narrows the field to a group of       to         funds that meet the
criteria of stable performance, and are consistent with the Trust's objectives. By employing an investment strategy that will require the Trust to invest in a series of funds, investors will be diversified across a wide spectrum of debt and equity issues, thereby reducing the exposure to any single issuer of corporate debt and/or equity, or any single portfolio manager.

       The Trustee has not participated and will not participate in the selection of Securities for the Trust, and neither the Sponsor, the Portfolio Consultants nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

       The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

       SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

       The Substitute Securities must be purchased within 20 days after the delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

       Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security plus accrued interest, if any.

       In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

                               RISK CONSIDERATIONS

       CLOSED-END FUNDS. The value of your units may increase or decrease depending on the value of the underlying shares of the High Yield Funds in the Trust's portfolio. The High Yield Funds are closed-end investment companies with managed portfolios. Although shares of closed-end funds frequently trade at a discount from net asset value, the majority of High Yield Funds included in the Trust's portfolio were trading at a premium as of the initial date of deposit. However, a fund's articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting the fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of the fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that the fund's net asset value will decrease. Shares of many High Yield Funds are thinly traded, and


                                       B-3
764183.2
therefore may be more volatile and subject to greater price fluctuations because of the Sponsor's buying and selling securities than shares with greater liquidity. Investors should be aware that there can be no assurance that the value of the Securities in the Trust's Portfolio will increase or that the issuers of those Securities will pay dividends on outstanding shares. Any distributions of income to Unitholders will generally depend on the declaration of dividends by the issuers of the underlying stocks, and the declaration of dividends depends on several factors including [the financial condition of the issuers of those stocks and general economic conditions].

       LOWER GRADE SECURITIES. The High Yield Funds in the Trust portfolio may invest primarily in lower grade securities. There are certain risks associated with the High Yield Funds' investments in such securities that could cause the value of these funds to decrease. This, in turn, could cause the value of your Units to decrease. The risks are outlined below.

       Lower grade securities are regarded as being predominately speculative as to the issuer's ability to make payments of principal and interest. Investment in such securities involves substantial risk. Lower grade securities are commonly referred to as "junk bonds." Issuers of lower grade securities may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with higher-rated securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of lower grade securities may be more likely to experience financial stress, especially if such issuers are highly leveraged. During periods of economic downturn, such issuers may not have sufficient revenues to meet their interest payment obligations. The issuer's ability to make payments on its debt obligations also may be adversely affected by specific issuer developments, the issuer's inability to meet specific projected business forecasts or the unavailability of additional financing. Therefore, there can be no assurance that in the future there will not exist a higher default rate relative to the rates currently existing in the market for lower grade securities.

       The risk of loss due to default by the issuer is significantly greater for the holders of lower grade securities because such securities may be unsecured and may be subordinate to other creditors of the issuer. Other than with respect to distressed securities, discussed below, the lower grade securities in which the High Yield Funds may invest do not include instruments which, at the time of investment, are in default or the issuers of which are in bankruptcy. However, there can be no assurance that such events will not occur after a High Yield Fund purchases a particular security, in which case the High Yield Fund and the Trust may experience losses and incur costs.

       Lower grade securities frequently have call or redemption features that would permit an issuer to repurchase the security from one of the High Yield Funds which holds it. If a call were exercised by the issuer during a period of declining interest rates, the particular High Yield Fund is likely to have to replace such called security with a lower yielding security, thus decreasing the net investment income to the High Yield Fund and the Trust and dividends to Unitholders.

       Lower grade securities tend to be more volatile than higher-rated fixed-income securities, so that adverse economic events may have a greater impact on the prices of lower grade securities than on higher-rated fixed-income securities. Factors adversely affecting the market value of such securities are likely to adversely affect a High Yield Fund's net asset value which, in turn, may adversely affect the value of your Units. Recently, demand for lower grade securities has increased significantly and the difference between the yields paid by lower grade securities and investment grade bonds (i.e., the "spread") has narrowed. To the extent this differential increases, the value of lower grade securities in a High Yield Fund's portfolio could be adversely affected along with the value of your Units.

       Like higher-rated fixed-income securities, lower grade securities generally are purchased and sold through dealers who make a market in such securities for their own accounts. However, there are fewer dealers in the lower grade securities market, which market may be less liquid than the market for higher-rated fixed-income securities, even under normal economic conditions. Also, there may be significant disparities in the prices quoted for lower grade securities by various dealers. As a result, during periods of high demand in the lower grade securities market, it may be difficult to acquire lower grade securities appropriate for investment by the High Yield Funds. Adverse economic conditions and investor perceptions thereof (whether or not based on economic reality) may impair liquidity in the lower grade securities market and may cause the prices a High Yield Fund receives for its lower grade securities to be reduced. In addition, a High Yield Fund may experience difficulty in liquidating a portion of its portfolio when necessary to meet a High Yield


                                       B-4
764183.2

Fund's liquidity needs or in response to a specific economic event such as deterioration in the creditworthiness of the issuers. Under such conditions, judgment may play a greater role in valuing certain of a High Yield Fund's portfolio instruments than in the case of instruments trading in a more liquid market. Moreover, a High Yield Fund may incur additional expense to the extent that it is required to seek recovery upon a default on a portfolio holding or to participate in the restructuring of the obligation.

       DISTRESSED SECURITIES. The High Yield Funds may invest a portion of their total assets in "Distressed Securities" which are securities that are:

       . the subject of bankruptcy proceedings or otherwise in default as to the repayment of principal and/or payment of interest of the time of acquisition
       . rated in the lower rating categories (Ca or lower by Moody's and CC or lower by S&P), or
       . if unrated, are in the High Yield Fund's investment advisor of equivalent quality.

Investment in Distressed Securities is speculative and involves significant risk. Distressed Securities frequently do not produce income while they are outstanding and may require the Fund to bear certain extraordinary expenses in order to protect and recover its investment. Therefore, to the extent the Trust pursues its secondary objective of capital growth through a High Yield Fund's investment in Distressed Securities, the Trust's ability to achieve current income for you may be diminished.

       LEVERAGE. The use of leverage by the High Yield Funds creates an opportunity for increased net income and capital growth for their shares, but, also, creates special risks. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed. The High Yield Funds may use leverage to provide their shareholders with a potentially higher return. Leverage creates risks for shareholders including the likelihood of greater volatility of net asset value and market price of the shares and the risk that fluctuations in interest rates on borrows and debt or in the dividend rates on any preferred shares may affect the return to shareholders.

       To the extent the income or capital growth derived from securities purchased with funds received from leverage exceeds the cost of leverage, a High Yield Fund's return will be greater than if leverage had not been used. Conversely, if the income or capital growth from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return to a High Yield Fund will be less than if leverage had not been used, and therefore the amount available for distribution to shareholders as dividends and other distributions will be reduced. This would, in turn, reduce the amount available for distribution to you as a Unitholder.

       FOREIGN SECURITIES. Certain High Yield Funds may invest all or a portion of their assets in securities of issuers domiciled outside of the United States or that are denominated in various foreign currencies and multinational foreign currency units. Investing in securities of foreign entities and securities denominated in foreign currencies involves certain risks not involved in domestic investments, including, but not limited to:

       .      fluctuations in foreign exchange rates
       .      future foreign political and economic developments, and
       .      different legal systems and possible imposition of exchange controls or other foreign government laws or restrictions.

Securities prices in different countries are subject to different economic, financial, political and social factors. Since the High Yield Funds may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the High Yield Funds and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies. In addition, with respect to certain foreign countries, there is the possibility of expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, economic, political or social instability or diplomatic developments that could affect investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position. Certain foreign investments also may be subject to foreign withholding taxes. These risks often are heightened for


                                       B-5
764183.2
investments in smaller, emerging capital markets. Finally, accounting, auditing and financial reporting standards in foreign countries are not necessarily equivalent to U.S. standards and therefore disclosure of certain material information may not be made.


       FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the [equity] markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed during the Liquidation Period. Since the Trust will not sell Securities in response to ordinary market fluctuation, and only at the Trust's termination, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. Some of the Securities in the Trust may also be owned by other clients of the Sponsor and their affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision" below.)

       ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor may deposit Additional Securities, contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. Subject to regulatory approval, to the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust.

       Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

       In addition, subsequent deposits to create such additional Units will not be covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsor to deliver cash to the Trust, or any delays in the Trust receiving such cash, would have significant adverse consequences for the Trust.

       COMMON STOCK. Since the Trust contains primarily common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired. Additional risks include risks associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually


                                       B-6
764183.2
entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.


       YEAR 2000 ISSUE. Many existing computer programs use only two digits to identify a year in the date field and were designed and developed without considering the impact of the upcoming change in the century. Therefore, for example, the year "2000" would be incorrectly identified as the year "1900". If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000, requiring substantial resources to remedy. The Sponsor and Trustee believe that the "Year 2000" problem is material to their business and operations and could have a material adverse effect on the Sponsor's and the Trustee's results of operations and, in turn, cash available for distribution by the Trustee. Although the Sponsor and the Trustee are addressing the problem with respect to their business operations, there can be no assurance that the "Year 2000" problem will be properly or timely resolved. The "Year 2000" problem may also adversely affect issuers of the Securities contained in the Trust to varying degrees based upon various factors. The Sponsor is unable to predict what effect, if any, the "Year 2000" problem will have on such issuers.

       LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted, affecting the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

       LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

       ORGANIZATION COSTS. The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the completion of the initial offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Trust Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed $___ per 100 Units, this will also result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

                                 PUBLIC OFFERING

       OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (c) by any combination of the above, each as of the Evaluation Time.


                                       B-7
764183.2

       VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the number of Units purchased. This volume discount will result in a reduction of the sales charge applicable to such purchases. The approximate reduced sales charge on the Public Offering Price applicable to such purchases is as follows:

             NUMBER OF UNITS                   APPROXIMATE REDUCED SALES CHARGE
             ---------------                   --------------------------------
             10,000 but less than 25,000                    4.25%
             25,000 but less than 50,000                    4.00%
             50,000 but less than 75,000                    3.50%
             75,000 but less than 100,000                   3.00%

       For transactions of at least 100,000 Units or more, the Sponsor intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser. The Sponsor reserves the right to change the discounts from time to time.

       These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

       The holders of units of prior series of Equity Securities Trusts (the "Prior Series") may "rollover" into this Trust by exchanging units of the Prior Series for Units of the Trust at their relative net asset values, subject to a reduced sales charge of 3.50%. An exchange of a Prior Series for Units of the Trust will generally be a taxable event. The rollover option described herein will also be available to investors in the Prior Series who elect to purchase Units of the Trust within 60 days of their liquidation of units in the Prior Series (see "Trust Termination").

       Employees (and their immediate families) of Reich & Tang Distributors, Inc. (and its affiliates), the Portfolio Consultants and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the aggregate value of the underlying securities in the Trust during the initial offering period, divided by the number of Units outstanding without a sales charge. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

       Investors in any open-end management investment company or unit investment trust that have purchased their investment within a five-year period prior to the date of this Prospectus can purchase Units of the Trust in an amount not greater in value than the amount of said investment made during this five-year period at a reduced sales charge of 3.50% of the public offering price.

       Units may be purchased in the primary or secondary market (including purchases by Rollover Unitholders) at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors,


                                       B-8
764183.2
bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.

       DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor and dealers at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsor may extend the initial offering period for successive thirty day periods. Certain banks and thrifts will make Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

       The Sponsor intends to qualify the Units for sale in substantially all States through dealers who are members of the National Association of Securities Dealers, Inc. Units may be sold to dealers at prices which represent a concession of up to 4.0% per Unit, subject to the Sponsor's right to change the dealers' concession from time to time. Such Units may then be distributed to the public by the dealers at the Public Offering Price then in effect. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

       Broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts or under which the Sponsor will allow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of their own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

       SPONSOR'S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to up to 4.50% of the Public Offering Price per 100 Units (equivalent to 4.712% of the net amount invested in the Securities). Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust (See "Portfolio"). The Sponsor may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities initially deposited in the Trust may have been acquired through the Sponsor.

       During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

       Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

       In maintaining a market for the Units (see "Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.


                                       B-9
764183.2

                              RIGHTS OF UNITHOLDERS

       OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at the Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & COMPANY. Individual purchases of beneficial ownership interest in the Trust may be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request property accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unit Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

       DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

       Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date after such purchase.

       As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

       The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account until the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

       RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of dividends and interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing
(a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business


                                      B-10
764183.2
day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year;
(d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

       The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, a current list of Securities in the portfolio and a copy of the Trust Agreement.

                                    LIQUIDITY

       SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsor may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form by Reich & Tang Distributors, Inc., 600 Fifth Avenue, New York, New York 10020. Redemption requests received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

       Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus a 4.50% sales charge (or 4.712% of the net amount invested) plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

       The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

       TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately seven years from the Initial Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

       Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

       A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on


                                      B-11
764183.2
redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Stock. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities.

       The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the per 100 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 100 Units received by a Unitholder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial offering period. Because the Securities are listed on a national securities exchange, the Trustee may determine the value of the Securities in the Trust based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

       Any Unitholder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at The Depository Trust Company. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

       The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

       The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

       A Unitholder who wishes to dispose of his Units should inquire of his bank or broker in order to determine if there is a current secondary market price in excess of the Redemption Price.


                                      B-12
764183.2

                              TRUST ADMINISTRATION

       PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. It is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsor that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or
(5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unitholders.

       In addition, the Trust Agreement provides as follows:

          (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

          (b) It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

          (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

          (d) The Sponsor is authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

       TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

       The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the


                                      B-13
764183.2
consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

       TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Evaluation Time on the business day preceding the Liquidation Period or upon the earlier maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust and in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to Unitholders of at least 2,500 Units prior to the commencement of the Liquidation Period) (see Part A--"Summary of Essential Information" for the date of the commencement of the Liquidation Period):

          1. A Unitholder who owns at least 2,500 Units and whose interest in the Trust would entitle it to receive at least one share of each underlying Security will have its Units redeemed on commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

          2. to receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; or

          3. to invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities during the Liquidation Period, in units of a subsequent series of Equity Securities Trust (the "New Series"), provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.

       Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).


                                      B-14
764183.2

       The Sponsor has agreed that to the extent they effect the sales of underlying securities for the Trustee in the case of the second and third options during the Liquidation Period such sales will be free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, by the last business day of the Liquidation Period. The Redemption Price per 100 Units upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

       Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities over the Liquidation Period as described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than five days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

       The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders. All Unitholders will then elect either option 1, if eligible, or option 2.

       By electing to "rollover" into the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar rollover program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders an opportunity to elect to roll their terminating distributions into a New Series. The availability of the rollover privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the rollover program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the rollover privilege at any time.

       THE SPONSOR. The Sponsor, Reich & Tang Distributors, Inc., a Delaware corporation, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020.The sole shareholder of the Sponsor, Reich & Tang Asset Management, Inc. ("RTAM Inc.") is wholly owned by NEIC Holdings, Inc. which, effective December 29, 1997, was wholly owned by NEIC Operating Partnership, L.P. ("NEICOP"). Subsequently, on March 31, 1998, NEICOP changed its name to Nvest Companies, L.P. ("Nvest"). The general partners of Nvest are Nvest Corporation and Nvest L.P. As of March 31, 1998, Metropolitan Life Insurance Company ("MetLife") owned approximately 47% of the partnership interests of Nvest. Nvest, with a principal place of business at 399 Boylston Street, Boston, MA 02116, is a holding company of firms engaged in the securities and investment advisory business. These affiliates in the aggregate are investment advisors or managers to over 80 registered investment companies. Reich & Tang is Sponsor for numerous series of unit investment trusts, including New York High Yield Trust, Series 1 (and Subsequent Series), High Yield Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured High Yield Securities Trust, Series 1 (and Subsequent Series) and 5th Discount Series (and Subsequent Series), Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series); McLaughlin, Piven, Vogel Family of Trusts; and Schwab Trusts.


                                      B-15
764183.2

       The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

       The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor;
(b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

       THE TRUSTEE. The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at Four New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

       The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

       For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

       The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

       Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.


     THE PORTFOLIO CONSULTANTS. The Portfolio Consultants are Thomas J. Herzfeld Advisors, Inc., with offices at P.O. Box 161465, Miami, Florida 33116, and Riccardi Group LLC, a Delaware limited liability corporation with offices at 161 Maiden Lane, New York, New York 10038. Thomas Herzfeld, CEO of Thomas J. Herzfeld Advisors, Inc., will be primarily responsible for the selection of the closed-end funds to recommend to the Sponsor. Mr. Herzfeld is considered to be a foremost expert on closed-end funds. Mr. Herzfeld publishes an "Encyclopedia of Closed End Funds"

                                      B-16
764183.2
and has written books and numerous articles on investing in closed-end funds. "Barrons" uses the "Herzfeld Closed End Average" as the standard for tracking the performance of closed end funds.

     Cynthia M. Brown, an officer and director of Riccardi Group LLC in conjunction with Thomas Ryan, a director of Riccardi Group LLC will be responsible for analyzing the credit quality and income sustainability of the closed-end funds selected by Mr. Herzfeld and recommended to the Sponsor. Ms. Brown is a former Senior Vice President and portfolio manager at Massachusetts Financial Services. She was responsible for a number of portfolios totaling over $2 billion which were comprised of primarily non-rated as well as investment grade tax-exempt securities. Mr. Ryan is CEO of Riverside Capital Advisors of Miami, Florida, and has 25 years experience as a high yield analyst and portfolio manager. Mr. Ryan works in conjunction with Thomas P. Krasner CFA, a senior portfolio manager of Riverside Capital Advisors and President of the Miami Society of Financial Analysts with 13 years of analytical and portfolio management experience.

       Neither Portfolio Consultant is a sponsor of the Trust. The Portfolio Consultants have been retained by the Sponsor, at its expense. The Portfolio Consultants' only responsibility with respect to the Trust, in addition to their role in Portfolio selection, is to monitor the Securities of the Portfolio and make recommendations to the Sponsor regarding the disposition of the Securities held by the Trust. The responsibility of monitoring the Securities of the Portfolio means that if the Portfolio Consultants' view materially change regarding the appropriateness of an investment in any Security then held in the Trust based upon the investment objectives, guidelines, terms, parameters, policies and restrictions supplied to the Portfolio Consultants by the Sponsor, the Portfolio Consultants will notify the Sponsor of such change to the extent consistent with applicable legal requirements. The Sponsor is not obligated to adhere to the recommendations of the Portfolio Consultants regarding the disposition of Securities. The Sponsor has the sole authority to direct the Trust to dispose of Securities under the Trust Agreement. The Portfolio Consultants have no other responsibilities or obligations to the Trust or the Unitholders.

       Each of the Portfolio Consultants may resign or may be removed by the Sponsor at any time on sixty days' prior notice. In the event that one of the Portfolio Consultants resigns or is removed, the remaining Portfolio Consultant will perform as sole Portfolio Consultant. The Sponsor shall use its best efforts to appoint a satisfactory successor in the event that both Portfolio Consultants resign or are removed. Such resignations or removals shall become effective upon the acceptance of appointment by the successor Portfolio Consultant. If upon resignation of both of the Portfolio Consultants no successor has accepted appointment within sixty days after notice of resignation, the Sponsor has agreed to perform this function.

       EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering--Offering Price." The Sponsor and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

                           TRUST EXPENSES AND CHARGES

       Investors will reimburse the Sponsor on a per 100 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust, including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted form the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing the Trust, as well as advertising and selling costs, will be paid by the Sponsor at no cost to the Trust.


                                      B-17
764183.2

       The Sponsor will receive for portfolio supervisory services to the Trust an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsor's fee may exceed the actual cost of providing portfolio supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to all series of the Equity Securities Trust in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. (See "Portfolio Supervision.")

       The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

       The Trustee's fees applicable to a Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

       The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

       Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds $.50 Cents per 100 Units. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

                                REINVESTMENT PLAN

       Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities as described in "The Trust-Organization" in this Part B. Units acquired by reinvestment will not be subject to a sales charge. Investors should inform their broker, dealer or financial institution when purchasing their Units if they wish to participate in the reinvestment plan. Thereafter, Unitholders should contact their broker, dealer or financial institution if they wish to modify or terminate their election to participate in the reinvestment plan. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, such notice must be made at least three business days prior to the Record Day for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsor reserves the right to demand, modify or terminate the reinvestment plan at any time without prior notice. The reinvestment plan for the Trust may not be available in all states.

                     EXCHANGE PRIVILEGE AND CONVERSION OFFER

       Unitholders will be able to elect to exchange any or all of their Units of this Trust for Units of one or more of any available series of Equity Securities Trust, Insured Municipal Securities Trust, Municipal Securities Trust, New York Municipal Trust or Mortgage Securities Trust (the "Exchange Trusts") subject to a reduced sales charge as set forth in the prospectus of the Exchange Trust (the "Exchange Privilege"). Unit owners of any registered unit investment trust for


                                      B-18
764183.2
which there is no active secondary market in the units of such trust (a "Redemption Trust") will be able to elect to redeem such units and apply the proceeds of the redemption to the purchase of available Units of one or more series of an Exchange Trust (the "Conversion Trusts") at the Public Offering Price for units of the Conversion Trust subject to a reduced sales charge as set forth in the prospectus of the Conversion Trust (the "Conversion Offer"). Under the Exchange Privilege, the Sponsor's repurchase price during the initial offering period of the Units being surrendered will be based on the market value of the Securities in the Trust portfolio or on the aggregate offer price of the Bonds in the other Trust Portfolios; and, after the initial offering period has been completed, will be based on the aggregate bid price of the securities in the particular Trust portfolio. Under the Conversion Offer, units of the Redemption Trust must be tendered to the trustee of such trust for redemption at the redemption price determined as set forth in the relevant Redemption Trust's prospectus. Units in an Exchange or Conversion Trust will be sold to the Unitholder at a price based on the aggregate offer price of the securities in the Exchange or Conversion Trust portfolio (or for units of Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) during the initial public offering period of the Exchange or Conversion Trust; and after the initial public offering period has been completed, based on the aggregate bid price of the securities in the Exchange or Conversion Trust Portfolio if its initial offering has been completed plus accrued interest (or for units of Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) and a reduced sales charge.

       Except for Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, any purchaser who purchases Units under the Exchange Privilege or Conversion Offer will pay a lower sales charge than that which would be paid for the Units by a new investor. For Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, the sales charge applicable to the purchase of units of an Exchange or Conversion Trust shall be the greater of (i) the reduced sales charge or (ii) an amount which when coupled with the sales charge paid by the Unitholder upon his original purchase of Units of the Exchange or Redemption Trust would equal the sales charge applicable in the direct purchase of units of an Exchange or Conversion Trust.

       In order to exercise the Exchange Privilege the Sponsor must be maintaining a secondary market in the units of the available Exchange Trust. The Conversion Offer is limited only to unit owners of any Redemption Trust. Exercise of the Exchange Privilege and the Conversion Offer by Unitholders is subject to the following additional conditions (i) at the time of the Unitholder's election to participate in the Exchange Privilege or the Conversion Offer, there must be units of the Exchange or Conversion Trust available for sale, either under the initial primary distribution or in the Sponsor's secondary market, (iii) exchanges will be effected in whole units only, (iv) Units of the Mortgage Securities Trust may only be acquired in blocks of 1,000 Units and (v) Units of the Equity Securities Trust may only be acquired in blocks of 100 Units. Unitholders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from a Unitholder for exchange, or from units being redeemed for conversion, will be remitted to such Unitholder.

       The Sponsor reserves the right to suspend, modify or terminate the Exchange Privilege and/or the Conversion Offer. The Sponsor will provide Unitholders of the Trust with 60 days' prior written notice of any termination or material amendment to the Exchange Privilege or the Conversion Offer, provided that, no notice need be given if (i) the only material effect of an amendment is to reduce or eliminate the sales charge payable at the time of the exchange, to add one or more series of the Trust eligible for the Exchange Privilege or the Conversion Offer, to add any new unit investment trust sponsored by Reich & Tang or a sponsor controlled by or under common control with Reich & Tang, or to delete a series which has been terminated from eligibility for the Exchange Privilege or the Conversion Offer, (ii) there is a suspension of the redemption of units of an Exchange or Conversion Trust under
Section 22(e) of the Investment Company Act of 1940, or (iii) an Exchange Trust temporarily delays or ceases the sale of its units because it is unable to invest amounts effectively in accordance with its investment objectives, policies and restrictions. During the 60-day notice period prior to the termination or material amendment of the Exchange Privilege described above, the Sponsor will continue to maintain a secondary market in the units of all Exchange Trusts that could be acquired by the affected Unitholders. Unitholders may, during this 60-day period, exercise the Exchange Privilege in accordance with its terms then in effect.


                                      B-19
764183.2

       To exercise the Exchange Privilege, a Unitholder should notify the Sponsor of his desire to exercise his Exchange Privilege. To exercise the Conversion Offer, a unit owner of a Redemption Trust should notify his retail broker of his desire to redeem his Redemption Trust Units and use the proceeds from the redemption to purchase Units of one or more of the Conversion Trusts. If Units of a designated, outstanding series of an Exchange or Conversion Trust are at the time available for sale and such Units may lawfully be sold in the state in which the Unitholder is a resident, the Unitholder will be provided with a current prospectus or prospectuses relating to each Exchange or Conversion Trust in which he indicates an interest. He may then select the Trust or Trusts into which he desires to invest the proceeds from his sale of Units. The exchange transaction will operate in a manner essentially identical to a secondary market transaction except that units may be purchased at a reduced sales charge. The conversion transaction will be handled entirely through the unit owner's retail broker. The retail broker must tender the units to the trustee of the Redemption Trust for redemption and then apply the proceeds to the redemption toward the purchase of units of a Conversion Trust at a price based on the aggregate offer or bid side evaluation per Unit of the Conversion Trust, depending on which price is applicable, plus accrued interest and the applicable sales charge. The certificates must be surrendered to the broker at the time the redemption order is placed and the broker must specify to the Sponsor that the purchase of Conversion Trust Units is being made pursuant to the Conversion Offer. The unit owner's broker will be entitled to retain a portion of the sales charge.

       TAX CONSEQUENCES OF THE EXCHANGE PRIVILEGE AND THE CONVERSION OFFER. A surrender of Units pursuant to the Exchange Privilege or the Conversion Offer will constitute a "taxable event" to the Unitholder under the Internal Revenue Code. The Unitholder will realize a tax gain or loss that will be of a long- or short-term capital or ordinary income nature depending on the length of time the units have been held and other factors. (See "Tax Status".) A Unitholder's tax basis in the Units acquired pursuant to the Exchange Privilege or Conversion Offer will be equal to the purchase price of such Units. Investors should consult their own tax advisors as to the tax consequences to them of exchanging or redeeming units and participating in the Exchange Privilege or Conversion Offer.

                                   TAX STATUS

       This is a general discussion of some of the Federal income tax consequences of ownership of Units in the Trust. It applies only to investors who hold their Units as capital assets. It does not discuss special rules that apply to investors subject to special treatment, such as securities dealers, financial institutions and insurance companies.

       OPINION OF COUNSEL. In the opinion of Battle Fowler LLP:

          1. The IRS will classify the Trust as a grantor trust for Federal income tax purposes. The Trust will not owe Federal income tax. Each Unitholder will be treated as the owner of a pro rata portion of the assets of the Trust. The income received by the Trust will be treated as income of the Unitholders.

          2. The Trust will not be subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. However, Unitholders who are New York residents must treat their pro rata portion of the income of the Trust as their income under New York State and City income tax laws. Residents of other states may have to do the same thing in their states.

          3. The Sponsor has the right to create additional Units for 90 days after the original issuance date by depositing Additional Securities in the Trust. The Additional Securities must be substantially similar to the securities initially deposited in the Trust. The IRS will treat the Trust as a grantor trust even though the Sponsor has this power.

Battle Fowler LLP is special counsel to the Sponsor. Its opinion is based on existing law. Battle Fowler LLP has relied on the validity of the Trust Agreement and the Prospectus and on the accuracy and completeness of the facts they contain.


       TAXATION OF UNITHOLDERS. The IRS will tax each Unitholder the same way it would if the Unitholder owned directly its pro rata share of the securities held by the Trust. Each Unitholder will determine its tax cost for its share of the securities held by the Trust by allocating its cost of the Units (including sales charges) among its share of the securities held by the Trust in proportion to the fair market values of those securities on the date the Unitholder purchases


                                      B-20
764183.2
its Units. See "Fractional Undivided Interest in Trust" in the "Summary of Essential Information" in order to determine a Unitholder's share of each security on the date of Deposit, and see "Cost of Securities to Trust" under "Portfolio" in order to determine the fair market value of each security on that date.

       The Trust will own shares of regulated investment companies (referred to herein as the "High Yield Funds") that own high-yield corporate debt instruments. The IRS will treat each Unitholder as receiving its share of the ordinary dividends and capital gain dividends on the shares of the High Yield Funds held by Trust, when the Trust receives those items, unless the Unitholder has an accounting method that requires an earlier accrual. A Unitholder may treat its share of capital gains dividends received by the Trust as capital gains dividends received by it.

       Each Unitholder will generally have to calculate its gain or loss when the Trust sells, exchanges or redeems shares in a High Yield Funds or when the Unitholder sells, exchanges or redeems Units. Any gain will generally be a capital gain and will be long-term if the Unitholder has held its Units for more than one year and the Trust has held the shares in the High Yield Funds for more than one year. A Unitholder's share of capital gains dividends received by the Trust from the High Yield Funds will also be long-term capital gain, regardless of the period of time for which the Unitholder has held its Units or the period of time for which the Trust has held the shares in the High Yield Funds. Capital gains are generally taxed at the same rates applicable to ordinary income, although non-corporate Unitholders may be subject to a reduced tax rate of 20% on long-term capital gains. Tax rates may increase before the Trust sells shares in the High Yield Funds or the Unitholders sell Units.

       Any loss on the sale or redemption of Units or share in the High Yield Funds will generally be a capital loss, and will be long-term for Unitholders who have held their Units for more than one year if the Trust has also held the shares in the High Yield Funds for more than one year and short-term capital gain or loss if the Trust has held the shares, or the Unitholder has held the Units for one year or less. Capital losses are deductible to the extent of capital gains; in addition, Unitholders that are not corporations may deduct up to $3,000 of capital losses (married individuals filing separately may only deduct $1,500) against ordinary income. However, if the Trust buys shares and sells them at a loss within six months (or if the Unitholder buys Units and sells them at a loss within six months), the loss will be treated as long-term, rather than short-term capital loss if (and to the extent that) the Trust received any capital gains dividends with respect to those shares.

       Unitholders will also not be able to deduct losses resulting from the sale of shares or the sale of Units if (and to the extent that) the Unitholder purchases other shares or other Units within 30 days before or after the sale. This rule could also apply to a transaction in which a Unitholder sell Units or the Trust sells shares of a High Yield Funds, and the Unitholder purchases shares of that same High Yield Fund directly within the 60 days period. If this disallowance rule applies, the basis of the newly purchased Units and shares will be adjusted to reflect the disallowed loss.

       Under Section 67 of the Code and the accompanying Regulations, a Unitholder who itemizes its deductions may also deduct its pro rata share of the fees and expenses of a Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

       The Trustee will give each Unitholder an annual statement showing the dividends and capital gains dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any shares in the High Yield Funds, and any other income and fees and expenses of the Trust. The Trustee will also give an annual information return to each Unitholder and send copies of those returns to the Internal Revenue Service.

       Each Unitholder may have three choices when the Trust ends. First, a Unitholder who owns at least 2,500 units may have the Trust distribute its share of the shares of the High Yield Funds in kind (plus cash in lieu of fractional shares). Second, a Unitholder can have the Trust sell its share of the shares of the High Yield Funds and distribute the cash. Third, a Unitholder can reinvest the cash it would have received in units of a future series of the Trust (if one is offered). A Unitholder who asks the Trust to distribute its share of the shares of the High Yield Funds (plus cash for fractional shares) should not be taxed when the shares of the High Yield Funds are distributed to it, although the cash should be taxable. However, there is no specific authority covering this issue.


                                      B-21
764183.2

       Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

       Prospective tax-exempt investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.

       TAXATION OF THE HIGH YIELD FUNDS. The High Yield Funds intend to qualify to be treated as regulated investment companies for Federal income tax purposes. If they qualify, the High Yield Funds will not be subject to Federal income tax on the income they distribute to their shareholders, including the Trust.

       In order to qualify as a regulated investment company, a High Yield Fund must distribute each year at least 90% of its net investment income (including, generally, taxable interest, dividends, net short-term capital gains, and certain other income, less certain expenses and must meet several additional requirements. A High Yield Fund that does not qualify as a regulated investment company will be taxed on its taxable income and capital gains; and all distributions to its shareholders, including distributions of net long-term capital gains, will be taxable as ordinary income.

       The High Yield Funds may have to accrue and distribute income not yet received if they invest in Bonds issued at a discount. The High Yield Funds may be required to sell Bonds that they otherwise would have continued to hold in order to generate sufficient cash to make this distribution.

       The High Yield Funds intend to distribute enough of their income to avoid the 4% excise tax imposed on regulated investment companies that do not distribute at least 98% of their taxable income.

       TAXATION OF THE TRUST AS A SHAREHOLDER OF THE HIGH YIELD FUNDS. Dividends from the High Yield Funds' investment company taxable income (whether received in cash or reinvested in additional shares) generally are taxable to Unitholders as ordinary income to the extent of the High Yield Funds' earnings and profits. Distributions of the High Yield Funds' net capital gain (whether received in cash or reinvested in additional High Yield Funds' shares), when designated as such, are taxable to Unitholders as long-term capital gain, regardless of how long they have held their Units. Distributions by the High Yield Funds to Unitholders in any year that exceed the High Yield Fund's earnings and profits generally may be applied by each Unitholder against his or her basis for the High Yield Funds' shares and will be taxable at capital gains rates (assuming the High Yield Funds' shares are held as a capital asset) to any Unitholder only to the extent the distributions to the Unitholder exceed the Unitholder's basis for his or her shares. The High Yield Funds may retain for investment their net capital gain. However, if a High Yield Fund does so, it will be subject to a tax of 35% on the amount retained. In that event, the High Yield Funds may designate the retained amount as undistributed capital gain in a notice to their Unitholders, who (i) will be required to include in income for tax purposes, as long-term capital gain, their proportionate shares of such undistributed amount,
(ii) will be entitled to credit their proportionate shares of the 35% tax paid by the High Yield Fund against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds those liabilities, and
(iii) will increase the tax basis of their shares by an amount equal to 65% of the amount of undistributed capital gain included in their gross income.

       The High Yield Funds may acquire zero coupon or other securities issued with original issue discount. As the holders of such securities, the High Yield Funds must include in their gross income the original issue discount that accrues on the securities during the taxable year, even if they receive no corresponding payment on the securities during the year. The High Yield Funds also must include in their gross income each year any "interest" distributed in the form of additional securities on payment-in-kind securities. Because the High Yield Funds annually must distribute substantially all of their investment company taxable income, including any accrued original issue discount and other non-cash income, to satisfy the distribution requirement and to avoid imposition of the excise tax, the High Yield Funds may be required in a particular year to distribute as a dividend an amount that is greater than the total amount of cash they


                                      B-22
764183.2
actually receive. Those distributions will be made from the High Yield Funds' cash assets or from the proceeds of sales of portfolio securities, if necessary. The High Yield Funds may recognize capital gains or losses from those sales, which would increase or decrease their investment company taxable income and/or net capital gain.

       The use of certain derivatives, such as selling (writing) and purchasing options and futures and entering into forward currency contracts, involves complex rules that will determine for federal income tax purposes the amount, character and timing of recognition of the gains and losses the High Yield Funds realize in connection therewith. These rules also may require the High Yield Funds to "mark to market" (that is, treat as sold for their fair market value) at the end of each taxable year certain positions in their portfolios, which may cause the High Yield Funds to recognize income or gain without receiving cash with which to make distributions necessary to satisfy the distribution requirement and to avoid imposition of the excise tax.

       Foreign currency gains or losses from certain forward contracts not traded in the interbank market as well as certain other gains or losses attributable to currency exchange rate fluctuations are typically treated as ordinary income or loss. Such income or loss may increase or decrease (or possibly eliminate) the High Yield Funds' income available for distribution. If, under the rules governing the tax treatment of foreign currency gain and losses, the High Yield Funds' income available for distribution is decreased or eliminated, all or a portion of the distributions by the High Yield Funds may be treated for federal income tax purposes as a return of capital or, in some circumstances, as capital gain.

       Income received by the High Yield Funds from investments in foreign securities may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions. Such taxes will not be deductible or creditable by Shareholders. Tax conventions between certain countries and the United States may reduce or eliminate those taxes.

       If the High Yield Fund has an "appreciated financial position" - generally, an interest (including an interest through an option, futures or forward currency contract, or short sale) with respect to any stock, debt instrument (other than "straight debt") or partnership interest the fair market value of which exceeds its adjusted basis - and enters into a "constructive sale" of the same or substantially similar property, the High Yield Fund will be treated as having made an actual sale thereof, with the result that gain will be recognized at that time. A constructive sale generally consists of a short sale, an offsetting notional principal contract or futures or forward currency contract entered into by the High Yield Fund or a related person with respect to the same or substantially similar property. In addition, if the appreciated financial position is itself a short sale or such a contract, acquisition of the underlying property or substantially similar property will be deemed a constructive sale.

       A Unitholder will generally have a taxable gain or loss when it sells Units, when the Trust sells shares of the High Yield Funds, and when the High Yield Funds sell Securities and distribute capital gains dividends. The gain or loss will generally be capital gain or capital loss if the Units are capital assets for the Unitholders. Unitholders will also generally have ordinary income if the High Yield Funds sell or redeem Securities that were acquired at a market discount, or sell Securities at a short term capital gain, and distribute ordinary dividends. In general, the IRS will treat Securities as market discount Securities when the cost of the Security, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the Security. The IRS taxes all or a portion of the gain on the sale of a market discount Security as ordinary income when the Security is sold, redeemed or paid. The portion of the gain taxed by the IRS as ordinary income is equal to the portion of the market discount that has accrued since the seller purchased the Security.

       Distributions made by the High Yield Funds will not qualify for the corporate dividends-received deduction.

       If the High Yield Funds declare dividends in October, November or December that are payable to shareholders of record on a date during those months, Unitholders must take the dividends into account for tax purposes in the current year, if the dividend is paid either in the current year, or in January or February of the following year.

       Ordinary and capital gain dividends will be taxable as described above whether received in cash or reinvested in additional Units under the Reinvestment Plan. A Unitholder whose distributions are reinvested in additional Units under


                                      B-23
764183.2
the Reinvestment Plan will be treated as having received the amount of cash allocated to the Unitholder for the purchase of those Units.

       An investor should be aware that, if Units are purchased shortly before the record date for any dividend or other distribution from a High Yield Fund, the investor will pay full price for the Units and will receive some portion of the purchase price back as a taxable distribution.

       BACKUP WITHHOLDING. The Trust generally must withhold and pay over to the U.S. Treasury 31% of the taxable dividends and other distributions paid to any individual Unitholder who either does not supply its taxpayer identification number, has not reported all of its dividends and interest income, or does not certify to the Trust that he or she is not subject to withholding. The social security number of an individual is its taxpayer identification number.

       Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

       Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit-sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust, including the fact that the Trust is intended to generate tax exempt income; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

       Prospective tax-exempt investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.

       STATE AND LOCAL TAXES. Unitholders may have to pay state and local tax on their share of ordinary dividends and capital gain dividends paid by the High Yield Funds.

                                  OTHER MATTERS

       LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.

       INDEPENDENT ACCOUNTANTS. The Statement of Financial Condition, including the Portfolio, is included herein in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

       PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the High Yield Funds and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for this Trust. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The


                                      B-24
764183.2

New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

       SEC WEBSITE. The Securities and Exchange Commission ("SEC") maintains a website that contains reports, proxy and information statements and other information regarding the Trust which is filed electronically with the SEC. The SEC's Internet address is http:www.sec.gov. Offering materials for the sale of these Units available through the Internet are not being offered directly or indirectly to residents of a particular state nor is an offer of these Units through the Internet specifically directed to any person in a state by, or on behalf of, the issuer.


                                      B-25
764183.2

       No person is authorized to give any information or to          ----------------------------
make any  representations  not contained in Parts A and B of             EQUITY SECURITIES TRUST
this Prospectus;  and any information or representation  not          ----------------------------
contained  herein  must not be relied  upon as  having  been
authorized  by the Trust,  the Trustee or the  Sponsor.  The             EQUITY SECURITIES TRUST
Trust is  registered  as a unit  investment  trust under the                     SERIES 21
Investment  Company Act of 1940. Such  registration does not           HIGH YIELD SYMPHONY SERIES
imply  that  the  Trust  or  any  of  its  Units  have  been
guaranteed, sponsored, recommended or approved by the United            (A UNIT INVESTMENT TRUST)
States or any state or any agency or officer thereof.
                                                                                PROSPECTUS
                     ------------------
                                                                     DATED:  ___________ ___, 1999
       This Prospectus does not constitute an offer to sell,
or a  solicitation  of an  offer to buy,  securities  in any
state to any  person  to whom it is not  lawful to make such                     SPONSOR:
offer in such state.
                                                                     REICH & TANG DISTRIBUTORS, INC.
                      Table of Contents                                       600 Fifth Avenue
                                                                         New York, New York 10020
Title                                                      Page                212-830-5400
-----                                                      ----

   PART A
Summary of Essential Information........................   A-2                   TRUSTEE:
Statement of Financial Condition........................   A-6
Portfolio...............................................   A-7          THE CHASE MANHATTAN BANK
Report of Independent Accountants.......................   A-8               4 New York Plaza
                                                                         New York, New York 10004
   PART B
The Trust...............................................   B-1
Risk Considerations.....................................   B-3
Public Offering.........................................   B-7
Rights of Unitholders...................................  B-10
Liquidity...............................................  B-11
Trust Administration....................................  B-13
Trust Expenses and Charges..............................  B-17
Reinvestment Plan.......................................  B-18
Exchange Privilege and Conversion Offer.................  B-18
Tax Status..............................................  B-20
Other Matters...........................................  B-24


       Parts A and B of this Prospectus do not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities
Act of 1933, and the Investment Company Act of 1940, and to which reference is hereby made.




764183.2

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

       The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

       This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Equity Securities Trust, Series 12, 1997 Triple Strategy Trust II).
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.
         Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  PricewaterhouseCoopers LLP
                  Portfolio Consultant

     The following exhibits:
      *99.1.1     -- Reference Trust Agreement including certain amendments to the Trust Indenture and Agreement referred to under Exhibit
                     99.1.1.1 below.
     99.1.1.1     -- Form of Trust Indenture and Agreement (filed as Exhibit
                     1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporate herein by reference).
     99.1.3.5     -- Certificate of Incorporation of Reich & Tang Distributors,
                     Inc. (filed as Exhibit 99.1.3.5 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference).
     99.1.3.6     -- By-Laws of Reich & Tang Distributors, Inc. (filed as
                     Exhibit 99.1.3.6 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference).
       99.1.4     -- Form of Agreement Among Underwriters (filed as Exhibit 1.4 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
      *99.3.1     -- Opinion of Battle Fowler LLP as to the legality of the
                     securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
       99.6.0     -- Power of Attorney of Reich & Tang Distributors, Inc., the
                     Depositor, by its officers and a majority of its Directors (filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference).
       *99.27     -- Financial Data Schedule (for EDGAR filing only).

-----------------------------

*  To be filed by amendment.


789557.1

                           UNDERTAKING TO FILE REPORTS

       Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant, Equity Securities Trust, Series 21, High Yield Symphony Series, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 18th day of December, 1998.

                             EQUITY SECURITIES TRUST, SERIES 21, HIGH YIELD SYMPHONY SERIES
                                 (Registrant)

                             REICH & TANG DISTRIBUTORS, INC.
                                 (Depositor)


                             By /s/ PETER J. DEMARCO
                                -----------------------------------
                                      Peter J. DeMarco
                                      (Authorized Signator)

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

     Name                    Title                         Date
     ----                    -----                         ----

Richard E. Smith, III     President and Director

Peter S. Voss             Director

G. Neal Ryland            Director

Steven W. Duff            Director
                                                      December 18, 1998
Robert F. Hoerle          Managing Director

Peter J. DeMarco          Executive Vice President
                                                      By  /s/ PETER J. DEMARCO
Richard I. Weiner         Vice President                ________________________
                                                                Peter J. DeMarco
Bernadette N. Finn        Vice President                       Attorney-In-Fact*

Lorraine C. Hysler        Secretary

Richard De Sanctis        Treasurer

Edward N. Wadsworth       Executive Officer





          --------------------

* Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 to Registration Statement No. 333-44301 on January 15, 1998.


                                      II-2
789557.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

       We hereby consent to the use in the Prospectus constituting part of this registration statement on Form S-6 (the "Registration Statement") of our report
dated          , 1999, relating to the Statement of Financial Condition,
including the Portfolio, of Equity Securities Trust, Series 21, High Yield Symphony Series which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.


PRICEWATERHOUSECOOPERS LLP
160 Federal Street
Boston, MA  02110
           , 1999



                                      II-3
789557.1

                        CONSENT OF PORTFOLIO CONSULTANTS


The Sponsor, Trustee and Unitholders
     Equity Securities Trust, Series 21, High Yield Symphony Series


       We hereby consent to the use of the name "Riccardi Group LLC" included herein and to the reference to our firm in the Prospectus.



RICCARDI GROUP LLC


New York, New York
           , 1999

                                      II-4
789557.1

The Sponsor, Trustee and Unitholders
     Equity Securities Trust, Series 21, High Yield Symphony Series

       We hereby consent to the use of the name "Thomas J. Herzfeld Advisors, Inc." included herein and to the reference to our firm in the Prospectus.


THOMAS J. HERZFELD ADVISORS, INC.


New York, New York
           , 1999

                                      II-5
789557.1